SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Shift Technologies, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

82452T107

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82452T107

1.	Names of reporting persons. Insurance Acquisition Sponsor, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 1,917,713**
	7.	Sole dispositive power 0
	8.	Shared dispositive power 1,917,713**
9.	Aggregate amount beneficially owned by each reporting person 1,917,713**
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) N/A
11.	Percent of class represented by amount in Row (9) 2.3%
12.	Type of reporting person (see instructions) OO

**	See Item 4 of this filing.

CUSIP No. 82452T107

1.	Names of reporting persons. Dioptra Advisors, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 2,253,801**
	7.	Sole dispositive power 0
	8.	Shared dispositive power 2,253,801**
9.	Aggregate amount beneficially owned by each reporting person 2,253,801**
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) N/A
11.	Percent of class represented by amount in Row (9) 2.7%
12.	Type of reporting person (see instructions) OO

**	See Item 4 of this filing.

CUSIP No. 82452T107

1.	Names of reporting persons. Cohen & Company, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 30,000
	6.	Shared voting power 4,171,514**
	7.	Sole dispositive power 30,000
	8.	Shared dispositive power 4,171,514**
9.	Aggregate amount beneficially owned by each reporting person 4,201,514**
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) N/A
11.	Percent of class represented by amount in Row (9) 5.1%
12.	Type of reporting person (see instructions) OO

**	See Item 4 of this filing.

CUSIP No. 82452T107

1.	Names of reporting persons. Daniel G. Cohen
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 4,171,514**
	7.	Sole dispositive power 0
	8.	Shared dispositive power 4,171,514**
9.	Aggregate amount beneficially owned by each reporting person 4,171,514**
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) N/A
11.	Percent of class represented by amount in Row (9) 5.1%
12.	Type of reporting person (see instructions) IN

**	See Item 4 of this filing.

Item 1.

(a)	Name of Issuer

Shift Technologies, Inc. (f/k/a Insurance Acquisition Corp.) (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

2525 16th Street, Suite 316

San Francisco, CA 94103

Item 2.

(a)	Name of Person Filing

(1)	Insurance Acquisition Sponsor, LLC

(2)	Dioptra Advisors, LLC

(3)	Cohen & Company, LLC

(4)	Daniel G. Cohen (collectively, the “Reporting Persons”)

(b)	Address of Principal Business Office or, if none, Residence

The business address of Cohen & Company, LLC is 3 Columbus Circle, 24th Floor, New York, NY 10019. The business address of each of the other Reporting Persons is 2929 Arch Street, Suite 1703, Philadelphia, PA 19104.

(c)	Citizenship

Each of Insurance Acquisition Sponsor, LLC, Dioptra Advisors, LLC and Cohen & Company, LLC is a Delaware limited liability company. Mr. Cohen is a United States citizen.

(d)	Title of Class of Securities

Class A Common Stock, par value $0.0001 per share

(e)	CUSIP Number

82452T107

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8) ;

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 1 and 5 through 11 of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person. The beneficial ownership percentage for each Reporting Person is based on 82,106,969 shares of the Issuer’s common stock outstanding as of November 12, 2020.

Insurance Acquisition Sponsor, LLC (“Acquisition Sponsor”) is the direct beneficial owner of 1,917,713 shares of the Issuer’s common stock. Dioptra Advisors, LLC (“Dioptra” and together with Acquisition Sponsor, the “Sponsors”) is the direct beneficial owner of 2,253,801 shares of the Issuer’s common stock. Cohen & Company, LLC is the direct beneficial owner of 30,000 shares of the Issuer’s common stock.

Cohen & Company, LLC is the manager of each of the Sponsors. Mr. Cohen is the chief executive officer of Acquisition Sponsor and Dioptra and the chairman of the board of Cohen & Company, LLC. As a result of the foregoing, each of Cohen & Company, LLC and Mr. Cohen may be deemed to share voting and investment power over the shares of the Issuer’s common stock held directly by the Sponsors. Mr. Cohen disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest therein.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

See Item 4.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certifications

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 12, 2021

INSURANCE ACQUISITION SPONSOR, LLC

By:	/s/ Daniel G. Cohen
Name:	Daniel G. Cohen
Title:	Chief Executive Officer

DIOPTRA ADVISORS, LLC

By:	/s/ Daniel G. Cohen
Name:	Daniel G. Cohen
Title:	Chief Executive Officer

COHEN & COMPANY, LLC

By:	/s/ Joseph Pooler
Name:	Joseph Pooler
Title:	Chief Financial Officer

/s/ Daniel G. Cohen
Daniel G. Cohen